UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
     ☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
     ☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___
Commission file number 1-892
A.	Full title and the address of the plan, if different from that of the issuer named below:
GOODRICH CORPORATION EMPLOYEE STOCK PURCHASE PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION
1.	Audited Financial Statements for the Plan.

The Report of Independent Registered Public Accounting Firm; Statements of Financial Condition as of December 31, 2005 and 2004, and Statements of Changes in Plan Equity for the years ended December 31, 2005, 2004 and 2003.

2.	Exhibit 23 — Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Stock Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION STOCK PLAN COMMITTEE

March 22, 2006	/s/ Kevin P. Heslin

Kevin P. Heslin Member, Goodrich Corporation Stock Plan Committee

audited financial statements
Goodrich Corporation Employee Stock Purchase Plan,
for the years ended December 31, 2005, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Employee Stock Purchase Plan
Audited Financial Statements
Years Ended December 31, 2005, 2004 and 2003

Report of Independent Registered Public Accounting Firm
Goodrich Corporation
Stock Plan Committee
We have audited the accompanying statements of financial condition of the Goodrich Corporation Employee Stock Purchase Plan as of December 31, 2005 and 2004, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Goodrich Corporation Employee Stock Purchase Plan at December 31, 2005 and 2004 and the changes in plan equity for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Charlotte, North Carolina
March 22, 2006

Goodrich Corporation Employee Stock Purchase Plan
Statements of Financial Condition

	December 31,
	2005	2004
Asset
Receivable from Goodrich Corporation	$6,933,539	$5,654,878

Liability and Equity
Distribution due to Plan participants	6,933,539	5,654,878
Plan equity	--	--

Total liability and equity	$6,933,539	$5,654,878

See accompanying notes to financial statements.

Goodrich Corporation Employee Stock Purchase Plan
Statements of Changes in Plan Equity

	Year ended December 31,
	2005	2004	2003
Additions
Participant contributions, net of withdrawals	$6,933,539	$5,654,878	$5,852,606

Deductions
Due to Plan participants	(6,933,539)	(5,654,878)	(5,852,606)

Change in Plan equity	--	--	--

Plan equity at beginning of period	--	--	--

Plan equity at end of period	$--	$--	$--

See accompanying notes to financial statements.

December 31, 2005
1. Description of the Plan
In 2001, the Board of Directors of Goodrich Corporation (the “Company”) adopted the Goodrich Corporation Employee Stock Purchase Plan (the “Plan”). The Plan was approved by shareholders of the Company at the Annual Meeting of Shareholders on April 17, 2001 and became effective as of October 1, 2001. The Stock Plan Committee appointed by the Company’s Board of Directors administers the Plan. There were 2,000,000 shares originally reserved and available for purchase under the Plan, of which 967,061 remained available at December 31, 2005. In 2005, 2004 and 2003, the respective 2004, 2003 and 2002 participant contributions, net of withdrawals, were used to purchase 222,325, 384,636 and 425,978 shares, respectively, of the Company’s common stock for plan participants.
The purpose of the Plan is to provide a method by which eligible employees may purchase shares of Company common stock by payroll deduction and at favorable prices. The plan is intended to comply with Section 423 of the Internal Revenue Code of 1986, as amended. To participate in the Plan, an individual must be an employee of the Company or any of its designated subsidiaries for at least two months prior to any plan offering.
The offering period begins on January 1st, or July 1st for new employees with at least two months of service, and ends on December 31st of each year. The purchase price per share offered under the Plan for an offering period will be the lesser of 85 percent of the Fair Market Value of a share determined as of the first day of the offering period or 85 percent of the Fair Market Value of a share determined as of the last day of the offering period. The Fair Market Value of a share is defined as the average of the closing prices per share as reflected by composite transactions on the New York Stock Exchange throughout a period of the ten trading days ending on the determination date.
The Plan is funded by participant contributions. Participant contributions are limited to an annual maximum of $12,000. If this limit is exceeded, excess cash balances will be refunded to the employee. In the event of an oversubscription of shares, each employee’s subscription will be reduced on a pro rata basis so that the total number of shares subject to subscription does not exceed the maximum number of shares authorized under the Plan and any remaining cash balance will be refunded.
A participant may, at any time and for any reason, cancel the payroll deduction authorization. In such event, the participant will have the entire balance refunded in cash without interest. Unless the participant terminates employment or withdraws from the Plan 30 days prior to the last day of the offering period, the participant is deemed to have exercised the right to purchase shares as of the last day of the offering period. Plan participants are required to hold the shares for a period of six months from the date of purchase.

1. Description of the Plan (continued)
The Board of Directors of the Company has the right to amend, modify or terminate the Plan at any time without notice, provided that no participant’s then existing rights are adversely affected without his or her consent.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are reported on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Expenses
Administrative expenses of the Plan are paid by the Company.
3. Federal Income Taxes
The Plan is an Employee Stock Purchase Plan as defined in Section 423 of the Internal Revenue Code of 1986 (the “Code”), as amended, and is not subject to federal income taxes. Substantial tax benefits are allowed to participants with respect to the treatment of stock purchased within the Plan, provided certain holding period requirements are met. The Stock Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code.
4. Subsequent Event
In the first quarter of 2006, the 2005 participant contributions, net of withdrawals, were used to purchase 251,224 shares of the Company’s common stock for plan participants.